Exhibit 99.6

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm launches new FireStorm™ FURY
Weapon Systems
Brisbane, Australia — Tuesday, 17 May 2011: Metal Storm Limited.
Metal Storm announces the launch of its new FireStorm™ FURY range of high intensity multi-barrel weapon systems.
Metal Storm CEO, Dr Lee Finniear said the new range resulted from feedback on its FireStorm™ 4 barrel 40mm weapon system, and also from identified user requirements when delivering contracts, including the US Marines Mission Payload Module (MPM) Program. This feedback indicated a clear opportunity in the market for a Metal Storm weapon with a much higher payload capacity.
“What we have learned is that customers really like the capabilities of FireStorm™” he explained, “but they also want the capacity for greater forceful effects on threat targets, and more sustained firepower in an engagement before having to reload”.
“To meet this market demand we are launching FireStorm™ FURY — a highly compact, high firepower weapon system that can operate in either non-lethal or lethal modes” he said. “With the increase in civil unrest around the world we expect strong demand for its non-lethal capabilities, while for combat operations its lethal firepower will be a significant force multiplier for any armed light vehicle compared to existing weapon systems”
FireStorm™ FURY weapons are remotely operated mounted weapon systems that consist of between 4 and 30 barrels built into pods — each pod being incorporated into a one or two axes motorized mount that can be remotely operated. With each barrel loaded with up to 6 rounds, and burst fire-rates of up to 20,000 rounds per minute with 40mm grenades, FireStorm™ FURY takes scalable firepower to a whole new level.
Using modular Metal Storm weapons technology, Metal Storm can configure FireStorm™ FURY weapons to meet specific user requirements in terms of barrel numbers, calibres, total payload and mount control systems.
Metal Storm Inc. President, Mr Peter Faulkner said that the new weapon system had important implications for combat operations, convoy and base protection, and for non-lethal crowd control missions.

Metal Storm Limited
ACN 064 270 006
“As a lethal weapon firing salvos of 40mm High Explosive or Enhanced Blast grenades it is clear that a vehicle mounted FireStorm™ FURY will be a game changer in offensive military operations”, he said. “The added bonus is that it is small and light enough to be fitted in addition to a primary weapon system — multiplying the firepower available for the operator”.
“However, as a non-lethal weapon it arguably provides an even greater capability improvement,” he said.
In modern combat operations, enemy fighters often fire upon allied military patrols from within a crowd of non-combatants. Returning lethal fire can have devastating consequences for civilians, whereas not returning fire can endanger the lives of military personnel.
With FireStorm™ FURY loaded with non-lethal ammunition, the patrol can return fire causing temporary flash blindness and temporary hearing loss. This disabling effect prevents further attack and gives time to accurately neutralize the enemy fighters, minimizing deaths or permanent injuries to the civilian population.
For base perimeter, checkpoint and convoy protection, FireStorm™ FURY weapons can be loaded with both non-lethal and lethal ammunition. This provides the ultimate flexibility in force escalation, with the operator able to choose the type of ammunition to be fired at the moment he sights on the target.
Peter Faulkner said that the business strategy behind the FireStorm™ family of products was to create a configurable multi-purpose weapon system that embodies the best of Metal Storm’s advanced technologies.
“A single purpose weapon system can address only a small market segment“, he said. “The FireStorm™ FURY system is designed to readily adapt to varying needs through re-configuration, allowing Metal Storm to deliver products faster and to a broader market.”
FireStorm™ FURY weapons are currently configured for 40mm and 18mm calibre payloads, though other calibres up to 60mm can be accommodated if required.
The FireStorm™ FURY product launch coincides with Metal Storm’s completion of the US Marine Corps Mission Payload Module — Non Lethal Weapons System Technology Development Contract, and culminates several years of research and development with the US Army, US Navy and US Marine Corps.
Metal Storm has been demonstrating its FireStorm™ products to military forces and is planning several more demonstrations in the second half of 2011.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter D. Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.